Exhibit 99.1

Noah Education Holdings Ltd. Enters into Definitive Merger Agreement for Going Private Transaction

Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced that the Company has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Rainbow Education Holding Limited (“Parent”) and Rainbow Education Merger Sub Holding Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which Parent will acquire the Company for US$2.85 per ordinary share or US$2.85 per American Depositary Share of the Company (“ADS”, each representing one ordinary share of the Company). This represents a 26.7% premium over the closing price of US$2.25 per ADS as quoted by the New York Stock Exchange (the “NYSE”) on December 23, 2013, the last trading day prior to the Company’s announcement on December 24, 2013 that it had received a “going private” proposal, and a 21.5% 32.3% and 49.0% premium to the volume-weighted average closing price of the Company’s ADSs during the 30, 90 and 180 trading days prior to December 24, 2013, respectively. The consideration to be paid to holders of ordinary shares and ADSs implies an equity value of the Company of approximately US$107.4 million, on a fully diluted basis.

Immediately following the consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by a consortium (the "Consortium") comprised of MSPEA Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and an affiliate of Morgan Stanley Private Equity Asia, the private equity arm of Morgan Stanley (“MSPEA”), along with the following existing shareholders of the Company who have elected to roll-over their interests in the Company in connection with the Merger (as defined below): Jointly Gold Technologies Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Dong Xu, the chairman of the board of directors and chief executive officer of the Company; First Win Technologies Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Benguo Tang, a director of the Company; Global Wise Technologies Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Xiaotong Wang; Sunshine Nation Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Ms. Siyuan Du; Mr. Du Qicai, a director of the Company and Baring Asia II Holdings (22) Limited, a company incorporated under the laws of the British Virgin Islands and an affiliate of Baring Private Equity Asia ("Baring"). The members of the Consortium beneficially own in aggregate approximately 68% of the outstanding ordinary shares of the Company (including ordinary shares represented by ADSs).

Pursuant to the Merger Agreement and subject to its terms and conditions, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). In connection with and at the effective time of the Merger, all of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (including ordinary shares represented by ADSs) will be cancelled and converted into and exchanged for the right to receive US$2.85 per ordinary share or US$2.85 per ADS, in each case, in cash, and without interest, except for: (a) the ordinary shares (including ordinary shares represented by ADSs) beneficially owned by any member of the Consortium and ordinary shares held by The Bank of New York Mellon (the “Depositary”) that are reserved for issuance of ADSs upon exercise of options under the Company’s share incentive plans, all of which will be cancelled at the effective time of the Merger for no consideration and (b) ordinary shares held by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), all of which will be cancelled at the effective time of the Merger for the right to receive the value of such shares in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

The Consortium intends to fund the Merger through a cash contribution from MSPEA pursuant to an equity commitment letter.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee (the “Special Committee”) formed by the board of directors, approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee, which is composed solely of directors of the Company who are unaffiliated with any of Parent, Merger Sub, the Consortium or any of the management members of the Company, exclusively negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the second or third quarter of 2014, is subject to customary closing conditions as well as the approval by an affirmative vote of shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. Members of the Consortium have agreed to vote all of their ordinary shares of the Company in favor of such approval. This represents voting commitments from shareholders beneficially owning approximately 68% of the Company’s outstanding ordinary shares (including ordinary shares represented by ADSs). If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NYSE.

Duff & Phelps, LLC is serving as financial advisor to the Special Committee. Latham & Watkins is serving as U.S. legal advisor to the Special Committee. Maples and Calder is serving as Cayman Islands legal advisor to the Special Committee. Sidley Austin is serving as U.S. legal advisor to the financial advisor to the Special Committee.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to the Consortium. Conyers Dill & Pearman and Zhong Lun Law Firm are serving as Cayman Islands and PRC legal advisors to the Consortium. Weil, Gotshal & Manges LLP is serving as U.S. legal advisor to Baring.

About Noah Education Holdings Ltd.

Noah Education Holdings Ltd. (“Noah” or “the Company”) is a leading provider of education services in China. The Company operates in three different segments, with a focus on English language training, high-end kindergartens, primary and secondary schools, and supplemental education.

Noah owns and operates 48 high-end kindergartens located in the Guangdong Province, Hunan Province and Yangtze River Delta. It owns and operates five primary and secondary schools, which are all based in Guangdong Province. The Company also owns and operates 10 supplemental education centers in Hunan Province and Shanxi Province, which focuses on English language training for children aged 3-12.

Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com

Safe Harbor

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com